[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2015
WASH., D.C.
194

mk

SECUR 15045922 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ohio National Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500 (Address) Columbus, (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mk

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohio National Equities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Crystal D. Howard
Notary Public, State of Ohio
My Commission Expires 06-02-2019

Notary Public

Signature

Senior Vice President
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.
Member FINRA

Exemption Report

Ohio National Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

Limited business in certain redeemable securities of registered investment companies or insurance products.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2014 without exception.

Ohio National Equities, Inc.

I, Barbara A. Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Barbara A. Turner

Title: Senior Vice President

Date: February 24, 2015

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have reviewed management's statements, included in the accompanying Ohio National Equities, Inc. Exemption Report (the Exemption Report), in which (1) Ohio National Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, OH
February 24, 2015

OHIO NATIONAL EQUITIES, INC.

(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.:

We have audited the accompanying Statement of Financial Condition of Ohio National Equities, Inc. (the Company) as of December 31, 2014, and the related Statements of Income, Changes in Stockholder's Equity, and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 24, 2015

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	14,328,541
Accounts receivable from affiliate, net (note 3)		568,572
Prepaid state income taxes		72,182
Deferred federal and state tax asset (note 2)		686,532
Other assets		20,475
Total assets	$	15,676,302

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	805,980
Payable to affiliate, net (note 3)		346,624
Commissions payable (note 3)		2,190,546
Deferred bonus expenses (note 6)		1,709,924
Income taxes payable		98,830
Total liabilities		5,151,904
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares; issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		8,297,000
Retained earnings		2,194,398
Total stockholder's equity		10,524,398
Total liabilities and stockholder's equity	$	15,676,302

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Income

Year ended December 31, 2014

Revenues:	
Distribution/sale of annuity contracts (note 3)	$ 125,978,213
Other income	9,295
	125,987,508
Expenses:	
Commissions (note 3)	100,959,855
Employee compensation and benefits (note 6)	16,019,540
Regulatory fees and expenses	644,153
Travel and entertainment	2,329,231
Service contracts (note 3)	1,558,404
General expenses	591,772
	122,102,955
Income before income taxes	3,884,553
Income taxes (note 2)	
Current expense	1,913,131
Deferred benefit	(151,256)
	1,761,875
Net income	$ 2,122,678

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2014

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2013	$	33,000	8,297,000	71,720	8,401,720
Net income		—	—	2,122,678	2,122,678
Balance at December 31, 2014	$	33,000	8,297,000	2,194,398	10,524,398

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net income	$	2,122,678
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in deferred tax asset (non cash)		(151,256)
Decrease in accounts receivable from affiliates		1,590,389
Decrease in other assets		8,852
Decrease in income taxes payable		(60,292)
Decrease in accounts payable and accrued expenses		(273,858)
Net cash provided by operating activities		3,236,513
Increase in cash		3,236,513
Cash at beginning of year		11,092,028
Cash at end of year	$	14,328,541
Federal income tax paid to The Ohio National Life Insurance Company	$	1,746,964

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the "Company") was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company ("ONLIC"), is registered as a broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company earns revenue by retaining a sales load from the sale of variable life insurance contracts on behalf of Ohio National Life Assurance Corp ("ONLAC"), an affiliate, and variable annuity contracts and fixed annuity contracts on behalf of ONLIC and National Security Life and Annuity Company ("NSLAC"), an affiliate, to unrelated third party broker dealers and The O.N. Equity Sales Company ("ONESCO") through underwriting agreements with ONLAC, ONLIC, and NSLAC. Under the underwriting agreement, the Company earns revenue by distributing the variable annuity, fixed annuity and variable life products. The underwriting agreement establishes the amount of revenue due to the Company from ONLAC, ONLIC, and NSLAC. Commission expense reimbursed to ONLAC, ONLIC, and NSLAC are derived from retail distribution agreements with third party distributors. NSLAC also reimburses the Company for the expenses incurred by ONEQ for the distribution of the NSLAC products. Sales loads on the contracts are recognized as revenue when earned. Commissions on the contracts are charged to expenses when due. See Note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed by ONESCO established through a service contract agreement with ONESCO and based on annual cost models for direct and indirect costs related to services performed by ONLIC established under a service contract agreement with ONLIC. Additional expenses paid directly by the Company on behalf of ONLIC as established under a service contract agreement are reimbursed monthly and shown as a contra-expense to the corresponding costs. See Note 3 concerning related-party transactions.

Employee compensation, regulatory fees, travel and entertainment, printing and prospectuses and general expenses are recognized as they are incurred by the Company.

Employee incentive plans are an unsecured obligation. Participants will receive 1/4th of incentive amount within 15 days of the last day of each of the 39th, 42nd, 45th month and final payment on the 48th month after initial determination of such payment. The payments are subject to continued employment by the participant. (See Note 6).

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. On January 1, 2014, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This guidance improves the transparency of reporting these reclassifications but does not change the requirements for reporting net income or other comprehensive income in financial statements. The adoption of this guidance had no material impact on the Company's financial statements. Currently, net income is the Company's only component of comprehensive income.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* effective for annual periods beginning after December 15, 2017. This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers. Topic 606 specifically excludes insurance contracts from its scope; however, management is in the process of evaluating whether the Company has any contract arrangements which would fall into the scope of Topic 606. Management does not expect a material impact to the financial statements as a result of this new standard.

(2) Income Taxes

The Company files a consolidated federal income tax return with its parent company, ONLIC. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2014, as it is more likely than not that the deferred tax asset will be fully realized.

(Continued)

The Company provides for federal income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition.* This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2014, there are no reserves for uncertain tax positions.

On January 1, 2014, the Company adopted ASU 2013-11, *Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. Under this guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance had no material impact on the Company's financial statements.

Total income tax expense for the year ended December 31, 2014 differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before federal income tax expense as follows:

	Amount	Percentage
Computed (expected) tax expense	$ 1,359,594	35.00%
Nondeductible expenses (meals and entertainment)	161,180	4.15
Transfer pricing	124,231	3.20
State tax and interest benefit, net of federal income tax expense	116,870	3.01
Total expense and effective rate	$ 1,761,875	45.36%

The Company has established a federal deferred tax asset, related to the deferred bonus plan, in the amount of $598,473 and a state deferred tax asset in the amount of $88,059 as of December 31, 2014. Based upon all available evidence Management believes it is more likely than not the Company will realize the benefits of the deferred tax assets.

(Continued)

(3) Related-Party Transactions

The Company has service contract agreements with ONLIC and ONESCO, and an underwriting agreement with NSLAC. The Company is billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Company is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. NSLAC bills the Company for employee benefit chargebacks which reduce the service contracts expenses. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company had no payable due to ONLIC or NSLAC related to these service contracts as of December 31, 2014.

Charges for all services from ONLIC, ONESCO and NSLAC reimbursements included in service contracts expenses for the year ended December 31 were as follows:

		2014
Service expense to ONLIC	$	1,449,711
Service expense to ONESCO		130,360
NSLAC reimbursement		(21,667)
Total service contracts expenses incurred	$	1,558,404

Additionally, under the terms of the service contract agreement between ONEQ and ONLIC, ONEQ bills ONLIC, on a bi-weekly basis, for reimbursement of employee compensation and benefits expense for payroll services provided to ONLIC, for certain retirement plan service sales force/wholesalers who sell certain ONLIC products to which ONEQ is not a party and for which ONEQ does not record any associated revenue. The reimbursement offsets the expense recorded and thus there is no income statement impact as a result of the transaction. At December 31, 2014, the Company had no receivable from ONLIC and total expenses reimbursed for 2014 were $1,686,002 related to this transaction.

The Company has a distribution and underwriting agreement with ONLIC to distribute variable and fixed annuity contracts and with ONLAC to distribute variable universal life contracts. In connection with the sale of these contracts, the Company records sales loads and related commission expenses, marketing allowance expenses paid to the distributors related to the sale or marketing of the contracts, printing and distribution of prospectuses, and other expenses incurred with the distribution of the contracts. ONLIC reimburses the Company for any asset based marketing allowance expense and printing and prospectus expenses with respect to the contracts beginning the second year after issuance. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life contracts issued by NSLAC, per the underwriting agreement. The amounts owed to the Company from ONLIC, ONLAC and NSLAC as of December 31 were as follows, which are shown on the face of the statement of financial condition:

		2014
ONLIC sales load, net of commissions	$	543,072
ONLAC sales load, net of commissions		370
ONLIC asset based marketing allowance reimbursement		(11,911)
Other reimbursements from ONLIC/ONLAC		(20,153)
NSLAC distribution expenses		57,194
Total accounts receivable from affiliate, net	$	568,572

The payable to affiliate due to ONESCO related to the service contract agreement was $346,624 as of December 31, 2014. The unaffiliated accounts payable due to the distributors related to the sale or marketing of the contracts was $2,190,546 as of December 31, 2014.

During 2014, sale of these contracts resulted in revenue of $125,978,213 and expenses as follows as of December 31:

		2014
Commission expense	$	99,557,088
Asset based and sales based marketing allowance expense		8,873,504
Asset based marketing allowance expense reimbursement		(7,470,737)
Total commissions	$	100,959,855

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had a minimum capital requirement of $343,460, and "aggregate indebtedness" and "net capital" of $5,151,904 and $9,176,637, respectively, and ratio of aggregate indebtedness to net capital of 0.56 to 1.

(5) Contingencies

The Company is not currently a defendant in litigation arising in and out of the normal course of business.

(6) Employee Incentive Plans

On January 1, 2008, the Company implemented a Deferred Bonus Plan for Wholesalers and a Divisional Sales Managers Incentive Bonus Program (the "Plans"). The Plans are intended to provide deferred cash compensation to certain employees of the Company in order to provide a material incentive for such employees toward increasing sales and increasing the value of the Company, and employee retention.

At December 31, 2014, the total deferred bonus expenses liability for the Plans was $1,709,924. The total expense at December 31, 2014 for the Deferred Bonus Plan for Wholesalers was $740,640 and for the Divisional Sales Managers Incentive Bonus Program was $379,236, which is included in employee compensation and benefits expense in the statement of income.

(7) Fair Value Measurements

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company utilizes the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Company is required to categorize its assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, cash and cash equivalents, and exchange traded derivatives.
- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2014, the Company had no assets measured in Level 2 of the hierarchy.

- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2014, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at estimated fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 14,328,541	—	—	14,328,541
Deposits	15,800	—	—	15,800
Total assets	$ 14,344,341	—	—	14,344,341

Determination of Fair Values
The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits are considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the statement of financial condition.

Asset Transfers Between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2, or Level 3 during 2014.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(Continued)

(8) Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, the date at which the financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2014

Aggregate indebtedness:		
Total liabilities	$	5,151,904
Net capital		9,176,637
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $5,151,904)		343,460
Net capital in excess of requirements	$	8,833,177
Ratio of aggregate indebtedness to net capital		0.5614
Net worth:		
Common stock	$	33,000
Additional paid-in capital		8,297,000
Retained earnings		2,194,398
Total net worth		10,524,398
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliate		568,572
Other assets		779,189
		1,347,761
Net capital before haircuts on securities positions		9,176,637
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	9,176,637

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2014, filed on unaudited Form X-17A-5, Part IIA on January 26, 2015.

See accompanying report of independent registered public accounting firm.

Schedule 2

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 3

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.